EXHIBIT 99.2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated

Financial Statements

Three and nine-month periods ended September 30, 2017 and 2016

(unaudited)

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at (in US dollars)	Note	September 30, 2017	December 31, 2016
Assets
Current assets
Cash		$37,238,196	$9,434,495
Short-term investments	4	40,000,000	30,000,000
Interest receivable		260,082	307,579
Sales tax and other receivables		175,840	90,966
Investment tax credits receivable		350,747	139,223
Prepaid expenses		4,459,864	652,158
Total current assets		82,484,729	40,624,421

Non-current assets
Long-term investments	4	75,000,000	-
Property and equipment		35,330	38,163
Intangible assets	10	1,763,866	894,584
Total non-current assets		76,799,196	932,747

Total assets		$159,283,925	$41,557,168

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$6,371,234	$4,521,537
Income taxes payable		119,925	2,176
Total current liabilities		6,491,159	4,523,713

Non-current liabilities
Preferred shares	5	-	67,880,952
Embedded derivatives	5	-	117,824,611
Total non-current liabilities		-	185,705,563

Total liabilities		$6,491,159	190,229,276

Equity
Common shares		230,659,692	272,391
Contributed surplus		1,956,515	498,471
Deficit		(79,823,441)	(149,442,970)
Total equity		152,792,766	(148,672,108)

Total equity and liabilities		$159,283,925	$41,557,168

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

(in US dollars)	Common shares		Contributed surplus	Deficit	Equity
	Shares	$	$	$	$
December 31, 2016	2,351,347	272,391	498,471	(149,442,970)	(148,672,108)
Issuance of common shares upon public offering	9,191,000	137,865,000	-	-	137,865,000
Share issuance costs	-	(10,236,593)	-	-	(10,236,593)
Conversion of preferred shares (note 5)	20,076,224	102,707,268	-	-	102,707,268
Excess of carrying value of preferred shares and embedded derivatives liabilities, over the stated capital of the preferred shares (note 5)	-	-	173,285,855	-	173,285,855
Deficit reduction (note 5)	-	-	(173,285,855)	173,285,855	-
Exercise of stock options	99,013	51,626	(20,038)	-	31,588
Share-based compensation	-	-	1,478,082	-	1,478,082
Net loss and comprehensive loss	-	-	-	(103,666,326)	(103,666,326)
September 30, 2017	31,717,584	230,659,692	1,956,515	(79,823,441)	152,792,766

	Common shares		Contributed surplus	Deficit	Equity
	Shares	$	$	$	$
December 31, 2015	2,351,347	272,391	324,052	(91,930,991)	(91,334,548)
Share-based compensation	-	-	142,985	-	142,985
Net loss and comprehensive loss	-	-	-	(9,137,808)	(9,137,808)
September 30, 2016	2,351,347	272,391	467,037	(101,068,799)	(100,329,371)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
(in US dollars)	Note	2017	2016	2017	2016

Expenses

Research and development expenses		$7,073,872	$4,490,048	$16,813,902	$11,544,330
Investment tax credits		(91,484)	(31,154)	(211,524)	(106,099)
		6,982,388	4,458,894	16,602,378	11,438,231

General and administrative expenses		2,816,980	696,403	6,878,786	2,564,282

Interest income		(316,081)	(94,626)	(503,915)	(310,062)
Financial expenses (income)	8	29,415,957	(3,477,195)	80,440,739	(4,671,170)

Net loss before income taxes		38,899,244	1,583,476	103,417,988	9,021,281

Income tax expense		106,310	43,569	248,338	116,527

Net loss and comprehensive loss		$(39,005,554)	$(1,627,045)	$(103,666,326)	$(9,137,808)

Basic and diluted loss per share		$(1.83)	$(0.69)	$(11.81)	$(3.89)
Weighted average number of outstanding basic and diluted shares		21,317,604	2,351,347	8,778,602	2,351,347

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Clementia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
(in US dollars)	Note	2017	2016	2017	2016

Operating activities
Net loss		$(39,005,554)	$(1,627,045)	$(103,666,326)	$(9,137,808)
Adjusting items
Interest income recognized in net loss		(316,081)	(94,626)	(503,915)	(310,062)
Depreciation of property and equipment	7	6,063	8,418	19,855	26,137
Amortization of intangible assets	7	48,673	34,570	130,718	102,957
Transaction costs recognized in net loss	8	-	-	35,175	-
Embedded derivative loss recognized in net loss	5	29,007,078	(4,430,279)	77,902,663	(7,346,146)
Accretion of preferred shares	5	393,425	942,203	2,479,161	2,786,261
Share-based compensation		795,806	42,982	1,478,082	142,985
Net foreign exchange gain		(32,634)	14,313	(48,026)	(116,753)
Income tax expense recognized in net loss		106,310	43,569	248,338	116,527
Income taxes paid		(42,500)	(32,939)	(130,589)	(38,219)
Net changes in working capital
Sales tax and other receivables		(49,860)	(46,264)	(74,884)	(30,505)
Investment tax credits receivable		(91,484)	136,408	(211,524)	271,802
Deferred financing costs		275,784	-	-	-
Prepaid expenses		(3,727,642)	(267,872)	(3,807,706)	(706,665)
Accounts payable and accrued liabilities		457,938	1,714,117	1,835,789	721,711
Net operating cash flows		(12,714,678)	(3,562,445)	(24,313,189)	(13,517,778)

Investing activities
Interest income received		184,040	52,624	551,412	83,077
Acquisition of short and long-term investments		(109,000,000)	-	(134,000,000)	(40,000,000)
Maturity of short-term investments		19,000,000	10,000,000	49,000,000	10,000,000
Acquisition of property and equipment		(4,194)	(1,138)	(17,022)	(20,613)
Acquisition of intellectual property		-	-	(1,000,000)	-
Net investing cash flows		(89,820,154)	10,051,486	(85,465,610)	(29,937,536)

Financing activities
Issuance of common shares		-	-	31,588	-
Issuance of common shares upon public offering		137,865,000	-	137,865,000	-
Share issuance costs		(10,236,593)	-	(10,236,593)	-
Issuance of preferred shares		-	-	10,000,080	-
Issue costs of preferred shares		-	-	(129,520)	-
Net financing cash flows		127,628,407	-	137,530,555	-

Net increase (decrease) in cash		25,633,575	6,489,041	27,751,756	(43,455,314)
Cash at beginning of period		11,584,221	8,298,313	9,434,495	58,106,885
Effect of exchange rate fluctuations on cash held		20,400	(15,355)	51,945	120,428
Cash at end of period		$37,238,196	$14,771,999	$37,238,196	$14,771,999

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

1.	General information

Clementia Pharmaceuticals Inc. (the Company or Clementia) is a clinical stage biopharmaceutical company developing disease-modifying treatments for patients suffering from debilitating bone and other diseases with high unmet medical need. The Company’s lead product candidate, palovarotene, is an oral small molecule that binds and activates retinoic acid receptor gamma (RARγ) agonist, and has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues in animal models. The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondromas (MO).

In August 2017, the Company completed its initial public offering (IPO) and issued 9,191,000 common shares at $15 per share, including the underwriters’ over-allotment option, for total gross proceeds of $137,865,000. Morgan Stanley & Co. LLC and Leerink Partners LLC acted as book-running managers for the offering, with Wedbush Securities Inc. and BTIG, LLC acting as co-managers. The Company’s common shares are listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

Clementia is a development stage company and has not generated any revenue. The Company has incurred net losses in each year since its inception. Net losses were $103,666,326 for the nine-month period ended September 30, 2017 and $57,511,979 for the year ended December 31, 2016 resulting primarily from non-cash finance charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as costs incurred in connection with research and development activities and general and administrative costs associated with operations. As of September 30, 2017, the Company had an accumulated deficit of $79,823,441. In August 2017, all outstanding Class A, B and C redeemable preferred shares were converted on a one-for-one basis into common shares of the Company. In connection therewith, the Company eliminated the $173,285,855 contributed surplus created by the conversion of the preferred shares into common shares, an amount equal to the excess of the carrying value of the preferred share liabilities and embedded derivatives liabilities immediately prior to the conversion over the amount that was accounted for as share capital, being the stated capital of the preferred shares, and reduced its deficit in the third quarter of 2017 by a corresponding amount of $173,285,855. Operating activities used $24,313,189 in cash for the nine-month period ended September 30, 2017 and $18,828,083 for the year ended December 31, 2016. The Company expects that its existing cash and short-term investments as of September 30, 2017 will enable it to fund its planned operating expenses for at least the next twelve months from September 30, 2017.

We expect to incur significant expenses and continued operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials; continue research and development efforts to support clinical development of additional RARγ agonist candidates; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large-scale manufacturing capabilities; seek regulatory approval for our product candidates; add personnel to support our product development and future commercialization; add operational, financial and management information systems; maintain, leverage and expand our intellectual property portfolio; and continue to operate as a public company.

5

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we may need additional financing to support our continuing operations.

Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish certain rights related to our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Clementia is incorporated under the laws of Canada. The address of the Company’s registered head office is 4150 Sainte-Catherine Street West, Suite 550, Montréal, Québec, Canada, H3Z 2Y5.

2.	Significant accounting policies

Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and were approved by the board of directors and authorized for issue on November 10, 2017. On July 19, 2017, the Company amended its articles of incorporation to effect an 11.99-for-1 stock split of all of the Company’s common shares. As a result, all issued and outstanding common shares, preferred shares, stock options and per share amounts contained in these interim condensed consolidated financial statements have been retrospectively adjusted to reflect this stock split for all periods presented.

These interim condensed consolidated financial statements were prepared using the same accounting policies as set forth in notes 2 and 3 in the audited consolidated financial statements of the Company for the year ended December 31, 2016, except for deferred financing costs and as discussed in note 5. These interim condensed consolidated financial statements do not include all the notes required in annual financial statements. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2016.

The preparation of the Company’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of expenditures, assets and liabilities. Actual results could differ from those estimates. On an ongoing basis, estimates and judgements are evaluated. The Company bases its estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.

6

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

Actual results may differ from these estimates under different assumptions and conditions. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which these estimates are revised and in any future periods affected.

Balances and transactions that are subject to a high degree of estimation are the estimation of accrued expenses and the valuation of the embedded derivatives of the preferred shares. The critical accounting judgements and key sources of estimate uncertainty are consistent with those in the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2016.

Deferred financing costs

Financing costs consist of legal and other advisory costs related to the Company’s IPO. Financing costs allocated to the listing of the Company’s existing common shares in the amount of $1,436,356 were expensed as incurred under general and administrative expenses. Financing costs allocated to new common shares issued in conjunction with the IPO in the amount of $586,043 are reflected in share capital as a reduction of the IPO proceeds. These costs were previous deferred until completion of the IPO. Underwriters’ fees of $9,650,550 are also reflected in share capital.

3.	Future changes in accounting policies

The IASB has issued several new standards and amendments to standards and interpretations that are not effective for the year ended December 31, 2017, and although early adoption is permitted, they have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the effect, if any, the following new standards and amendments will have on its financial results.

(i)	Financial Instruments (IFRS 9), effective for annual periods beginning on or after January 1, 2018, replaces the requirements in IAS 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modified the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures will also be required under the new standard. Early adoption of IFRS 9 is permitted.

(ii)	Leases (IFRS 16), effective for annual periods beginning on or after January 1, 2019, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). Earlier application of IFRS 16 is permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

7

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

4.	Investments

	September 30, 2017	December 31, 2016
Term deposits bearing interest at rates varying between 1.03% and 1.88% and maturing on various dates up to October 1, 2019, classified as:
Short-term investments	$40,000,000	$30,000,000
Long-term investments	$75,000,000	-
	$115,000,000	$30,000,000

The objective for holding term deposits is to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing operating bank accounts with limited risk to the principal amount invested. The Company intends to match the maturities of its term deposits with the cash requirements of the Company’s operating activities.

5.	Preferred shares

On March 16, 2017, the Company completed a $10,000,080 Class C financing with a new investor. Under the agreed terms, the Company issued 841,410 Class C redeemable convertible preferred shares at $11.88 per share for a total consideration of $10,000,080, less $129,520 in share issuance costs. The terms of the Class C redeemable convertible preferred shares were substantially similar as those of the Class A and B redeemable convertible preferred shares.

In August 2017, immediately prior to its qualifying IPO, all of the outstanding Class A, B and C redeemable convertible preferred shares were converted on a one-for-one basis into 20,076,224 common shares of the Company. In connection therewith, in the third quarter of 2017 the Company i) included the original stated capital of the preferred shares in share capital, ii) included the excess of the total carrying value of the preferred shares and the embedded derivative liabilities over the original stated capital of the preferred shares in contributed surplus and iii) eliminated the contributed surplus created by the conversion of the preferred shares into common shares and recorded a corresponding reduction in deficit (as resolved by the Company’s board of directors).

As at September 30, 2017, there were no Class A redeemable convertible preferred shares issued and outstanding (13,409,796 as at December 31, 2016 at a price of $2.44 per share), no Class B redeemable convertible preferred shares issued and outstanding (5,825,018 as at December 31, 2016 at a price of $10.30 per share) and no Class C redeemable convertible preferred shares issued and outstanding (nil as at December 31, 2016).

8

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

Changes in preferred shares and embedded derivatives for the nine-months ended September 30, 2017 and 2016 were as follows:

	Preferred shares			Embedded derivatives
	Class A	Class B	Class C	Class A	Class B	Class C
Balance, December 31, 2016	$24,993,486	$42,887,466	$-	$83,355,470	$34,469,141	$-
Issuance of preferred shares	-	-	7,284,269	-	-	2,715,811
Transaction costs	-	-	(94,345)	-	-	-
Accretion during the period	307,595	662,239	18,204	-	-	-
Loss (gain) on re-measurement at fair value	-	-	-	44,814,889	(9,497,840)	-
Balance, March 31, 2017	25,301,081	43,549,705	7,208,128	128,170,359	24,971,301	2,715,811
Accretion during the period	311,491	672,465	113,743	-	-	-
Loss (gain) on re-measurement at fair value	-	-	-	19,102,528	(4,498,721)	(1,025,271)
Balance, June 30, 2017	25,612,572	44,222,170	7,321,871	147,272,887	20,472,580	1,690,540
Accretion during the period	111,490	241,139	40,796	-	-	-
Loss on re-measurement at fair value	-	-	-	21,171,596	6,903,545	931,937
Original stated capital of preferred shares reclassified as share capital upon conversion	(32,708,047)	(59,999,141)	(10,000,080)	-	-	-
Excess reclassified as contributed surplus (total $173,285,855)	6,983,985	15,535,832	2,637,413	(168,444,483)	(27,376,125)	(2,622,477)
Balance, September 30, 2017	$-	$-	$-	$-	$-	$-

	Preferred shares			Embedded derivatives
	Class A	Class B	Class C	Class A	Class B	Class C
Balance, December 31, 2015	$23,801,078	$40,337,696	$-	$61,893,086	$21,949,483	$-
Accretion during the period	292,504	622,867	-	-	-	-
Loss on re-measurement at fair value	-	-	-	424,997	213,763	-
Balance, March 31, 2016	24,093,582	40,960,563	-	62,318,083	22,163,246	-
Accretion during the period	296,203	632,484	-	-	-	-
Gain on re-measurement at fair value	-	-	-	(2,505,249)	(1,049,378)	-
Balance, June 30, 2016	24,389,785	41,593,047	-	59,812,834	21,113,868	-
Accretion during the period	299,952	642,251	-	-	-	-
Gain on re-measurement at fair value	-	-	-	(3,254,587)	(1,175,692)	-
Balance, September 30, 2016	$24,689,737	$42,235,298	$-	$56,558,247	$19,938,176	$-

The fair values of the embedded derivative conversion options prior to March 16, 2017 were estimated using a Monte Carlo simulation model.

9

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

The fair values of the embedded derivative conversion options at March 31, 2017, and at inception for the Class C preferred shares, were estimated using a hybrid of the probability-weighted expected return method (PWERM), weighted at 75%, and a Monte Carlo simulation model, weighted at 25%. The Company integrated a PWERM model into its valuation methodology during the first quarter of 2017 as it had undertaken tangible steps towards a qualifying IPO and it believed this model to be a more accurate estimation method of the conversion option.

Under the PWERM methodology, the fair value is estimated based upon the future implied equity values using a range of low, medium and high exit multiples. Exit multiples are derived from comparable public company transactions that compare the invested capital (being the aggregate of debt and shares) to the pre-IPO equity values. The estimated implied equity value is discounted back from the estimated time to exit to the valuation date.

The fair values of the embedded derivative conversion options at June 30, 2017 were estimated using a hybrid of the PWERM method, weighted at 95%, and a liquidation scenario, weighted at 5%. The shift in weight towards the PWERM model considered the Company’s continued progress towards a qualifying IPO.

The fair values of the embedded derivative conversion options in August 2017, immediately prior to the conversion of the Class A, B and C redeemable convertible preferred shares on a one-for-one basis into common shares pursuant to the Company’s qualifying IPO, was based on the public offering price of $15 per share over the conversion price of the Class A, B and C redeemable convertible preferred shares, being their stated price per share. This resulted in a charge to net loss of $29,007,078 in the third quarter of 2017.

10

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

The fair values of the embedded derivative conversion options were estimated at inception and on a recurring basis using the following key assumptions, including a nil dividend yield.

	August 2017			Inception	December 31, 2016			September 30, 2016
	Class A	Class B	Class C	Class C	Class A	Class B	Class C	Class A	Class B	Class C
Fair value of embedded derivative per share	$12.56	$4.70	$3.12	$3.23	$6.22	$5.92	-	$4.46	$3.62	-
PWERM assumptions:
Range of exit multiples	-	-	-	3.4-4.1	-	-	-	-	-	-
Time to exit (in years)	-	-	-	0.50	-	-	-	-	-	-
Monte Carlo assumptions:
Starting equity value (in millions of $)	-	-	-	$298.1	$249.6	$249.6	-	$170.9	$170.9	-
Volatility	-	-	-	74%	68%	68%	-	86%	86%	-
Weighted average time to exit (in years)	-	-	-	0.75	0.85	0.85	-	1.75	1.75	-

These derivative liabilities are classified as a Level 3 in the fair value hierarchy. A reasonably possible movement in the estimated starting equity value, expected volatility or expected time to exit could significantly impact the fair value of the embedded derivative.

11

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

6.	Share-based payments

Under the Company’s Employee Stock Option Plan (ESOP), the Company could grant to its directors, management and employees non-transferrable stock options for the purchase of common shares. Up until completion of the IPO, the maximum number of common shares that were available for issuance under the ESOP was limited to 3,786,886, of which 2,997,836 remain issued and outstanding as at September 30, 2017 (2,453,586 as at December 31, 2016).

Upon completion of its IPO, the Company adopted the 2017 Omnibus Plan (Omnibus) under which all future equity-based awards are now granted. Employees, directors and consultants are eligible to participate in the Omnibus. The maximum number of common shares available for issuance under the Omnibus is limited to 2,390,605 as at September 30, 2017. This number will automatically increase by an annual amount to be added on the first day of each year, beginning January 1, 2018 and continuing until, and including, the year ending December 31, 2027, equal to the lower of 4% of the number of common shares outstanding as of December 31 of the prior calendar year and an amount determined by the Company’s board of directors.

The Omnibus provides for awards of stock options, stock appreciation rights, unrestricted stock, stock units (including restricted stock units), performance awards, deferred share units, elective deferred share units and other awards convertible into or otherwise based on the Company’s common shares. The Omnibus is substantially consistent with the ESOP as it pertains to stock options. As at September 30, 2017, there were 11,990 stock options outstanding under the Omnibus (nil at December 31, 2016).

Changes in the number of stock options outstanding are as follows:

	Three-month periods ended September 30				Nine-month periods ended September 30
		2017		2016		2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of period	2,997,836	$2.48	2,462,914	$0.44	2,453,586	$0.44	2,462,914	$0.44
Issued during the period	11,990	$16.26	-	-	655,253	$10.06	-	-
Exercised during the period	-	-	-	-	(99,013)	$0.32	-	-
Balance at end of period	3,009,826	$2.53	2,462,914	$0.44	3,009,826	$2.53	2,462,914	$0.44

12

Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

The following table summarizes the information related to outstanding stock options as at September 30, 2017.

	Outstanding stock options			Exercisable stock options
Exercise price	Number of stock options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of exercisable stock options	Weighted average exercise price
$0.29	2,035,807	6.5		1,478,511
$0.69	264,787	7.6		160,894
$4.81	53,979	8.2		26,534
$9.70	174,454	9.4		-
$10.04	468,809	9.6		-
$16.26	11,990	6.9		-
	3,009,826	7.2	$2.53	1,665,939	$0.40

During the three-month period ended September 30, 2017, the Company recorded a stock-based compensation expense of $795,806 ($42,982 during the three-month period ended September 30, 2016) of which $581,392 ($14,255 in 2016) was recorded in general and administrative expenses and $214,414 ($28,727 in 2016) in research and development expenses.

During the nine-month period ended September 30, 2017, the Company recorded a stock-based compensation expense of $1,478,082 ($142,985 during the nine-month period ended September 30, 2016) of which $1,022,184 ($52,567 in 2016) was recorded in general and administrative expenses and $455,898 ($90,418 in 2016) in research and development expenses.

As at September 30, 2017, the Company had approximately $3.1 million of total unrecognized stock-based compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.4 years.

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Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine-month periods ended September 30
	2017	2016
Grant (number of stock options)	655,253	-
Weighted average fair value of stock options	$6.73	-
Weighted average exercise price	$10.06	-
Weighted average assumptions:
Share price	$10.06	-
Risk-free interest rate	1.96%	-
Expected dividend yield	-	-
Volatility factor	77.14%	-
Expected life (in years)	5.88	-

The Black-Scholes model requires subjective assumptions, which affect the calculated values. The assumptions used represent the Company’s best estimates at the time of grant.

7.	Additional information on the consolidated statements of loss and comprehensive loss

	Three-months ended September 30		Nine-months ended September 30
	2017	2016	2017	2016
Included in research and development expenses:
Employee benefits	$1,216,319	$582,245	$3,139,107	$1,796,618
Depreciation of property and equipment	$4,202	$4,824	$13,068	$15,056
Expenses related to operating lease payments	$118,956	$97,080	$327,307	$264,596
Included in general and administrative expenses:
Employee benefits	$1,126,665	$299,788	$2,613,405	$1,321,725
Depreciation of property and equipment	$1,861	$3,594	$6,787	$11,081
Amortization of intangible assets	$48,673	$34,570	$130,718	$102,957
Expenses related to operating lease payments	$31,131	$31,822	$87,918	$101,249

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Clementia Pharmaceuticals Inc.
Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Three and nine-month periods ended September 30, 2017 and 2016 (in US dollars)

8.	Financial expenses

	Three-months ended September 30		Nine-months ended September 30
	2017	2016	2017	2016

Financial expenses
Transaction costs – embedded derivatives	$-	$-	$35,175	$-
Accretion – preferred shares	393,425	942,203	2,479,161	2,786,261
Loss (gain) on re-measurement at fair value	29,007,078	(4,430,279)	77,902,663	(7,346,146)
Bank charges and other interest	2,468	1,997	10,303	9,364
Foreign exchange losses (gains)	12,986	8,884	13,437	(120,649)
Total financial expenses	$29,415,957	$(3,477,195)	$80,440,739	$(4,671,170)

9.	Financial instruments

The Company has determined that the carrying amounts of its short-term financial assets and liabilities, including cash, short-term investments and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity for these instruments.

10.	Commitments

On March 29, 2017, the Company entered into an exclusive licensing agreement with Galderma to obtain access to retinoic acid receptor gamma agonist compounds and was granted exclusive rights to use these in non-dermatological indications. In accordance with this agreement, the Company has paid a one-time license fee, which was recorded as an intangible asset, and is committed to making certain future payments based on the successful achievement of specific development and commercialization milestones related to the licensed Galderma compounds. Future single-digit royalty payments based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

11.	Segmented information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions, being the biopharmaceutical segment. The Company’s focus is on advancing treatments for people living with rare diseases, including FOP and MO.

All of the Company’s intangible assets are held in Canada. As at September 30, 2017, the Company’s property and equipment are held as follows: 78% held in Canada and 22% held in the United States.

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